UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 24, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Landry's Restaurants, Inc.

File No. 005-42475 - CF#22571

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Landry's Restaurants, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule13E-3 filed on August 22, 2008.

Based on representations by Landry's Restaurants, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1 (c)(7)   through August 22, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine Bancroft
Special Counsel